

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2025

Devin Nunes
Chief Executive Officer
Trump Media & Technology Group Corp.
401 N. Cattlemen Rd., Ste. 200
Sarasota, FL 34232

  Re: Trump Media & Technology Group Corp.
    Registration Statement on Form S-3
    Filed April 2, 2025
    File No. 333-286327

Dear Devin Nunes:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jeff Kauten at 202-551-3447 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Jon Talcott